FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended December 31, 2002

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT Quarter Ended December 31, 2002
DR. REDDY’S LABORATORIES LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
DR. REDDY’S LABORATORIES LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share data)
DR. REDDY’S LABORATORIES LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (in thousands, except share data)
DR. REDDY’S LABORATORIES LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except share data)
DR. REDDY’S LABORATORIES LIMITED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share data and where otherwise stated)
OPERATING AND FINANCIAL REVIEW
Signatures

QUARTERLY REPORT
Quarter Ended December 31, 2002

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “US$.” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.48 per US$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

               IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,		As of December 31,

	2002		2002		2002

ASSETS
Current assets:
Cash and cash equivalents	Rs.	5,109,374	Rs.	6,872,166	US$143,170
Accounts receivable, net of allowances		3,811,699		3,816,641	79,513
Inventories		2,194,275		2,692,921	56,103
Deferred income taxes		199,145		297,598	6,200
Other current assets		564,886		685,772	14,287

Total current assets		11,879,379		14,365,098	299,273

Property, plant and equipment, net		3,799,112		4,537,432	94,530
Investment securities		11,327		68,200	1,421
Intangible assets		2,865,438		2,925,798	60,954
Other assets		411,731		340,425	7,092

Total assets	Rs.	18,966,987	Rs.	22,236,953	US$463,270

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt		6,440		5,920	123
Trade accounts payable		1,122,657		1,616,293	33,673
Taxes payable		99,637		9,932	207
Other current liabilities		1,132,010		1,081,161	22,524

Total current liabilities		2,360,744		2,713,306	56,527

Long-term debt, excluding current portion		47,047		184,051	3,834
Deferred income taxes		657,906		741,629	15,451
Other liabilities		443,858		417,159	8,691

Total liabilities	Rs.	3,509,555	Rs.	4,056,145	US$84,503

Minority interest		—		3,791	79
Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares as on March 31, 2002 and December 31, 2002		382,580		382,580	7,970
Additional paid-in capital		10,085,004		10,085,004	210,104
Retained earnings		4,986,503		7,653,070	159,439
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)	(102)
Accumulated other comprehensive income		8,227		61,245	1,276

Total stockholders’ equity		15,457,432		18,177,017	378,688

Total liabilities and stockholders’ equity	Rs.	18,966,987	Rs.	22,236,953	US$463,270

     See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002		2002

Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.188,822, Rs.193,812 Rs.614,497 and Rs.641,690 for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002, respectively)	Rs.	4,575,831	Rs.	4,347,786	Rs.	12,693,087	Rs.	13,808,177	US$287,670
Cost of revenues		1,816,052		1,979,244		5,200,898		6,281,656	130,868

Gross profit		2,759,779		2,368,542		7,492,189		7,526,521	156,803
Operating expenses:
Selling, general and administrative expenses		925,013		1,324,730		2,468,612		3,524,078	73,418
Research and development expenses		235,763		315,443		457,445		890,208	18,546
Amortization expenses		109,379		100,765		332,971		325,603	6,783

Total operating expenses		1,270,155		1,740,938		3,259,028		4,739,889	98,748

Operating income		1,489,624		627,604		4,233,161		2,786,632	58,055
Equity in loss of affiliates		(37,133)		(19,750)		(115,796)		(82,436)	(1,717)
Other (expenses)/income, net		42,405		166,944		16,946		507,282	10,568

Income before income taxes and minority interest		1,494,896		774,798		4,134,311		3,211,478	66,906
Income taxes		(182,529)		(82,425)		(238,775)		(349,830)	(7,288)
Minority interest		331		—		(14,801)		(3,791)	(79)

Net income	Rs.	1,312,698	Rs.	692,373	Rs.	3,880,735	Rs.	2,857,857	US$59,539

Earnings per equity share
Basic		17.16		9.05		51.15		37.35	0.78
Diluted		17.16		9.05		51.15		37.35	0.78
Weighted average number of equity shares used in computing earnings per equity share Basic		76,485,136		76,515,948		75,867,731		76,515,948	76,515,948
Diluted		76,485,136		76,515,948		75,867,731		76,516,992	76,516,992

     See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares
				Additional
	No. of			Paid In		Comprehensive
	shares	Amount		Capital		Income

Balance as of March 31, 2002	76,515,948	Rs.	382,580	Rs.	10,085,004
Dividends paid
Comprehensive income
Net income						Rs.	2,857,857
Translation adjustment							51,833
Unrealized gain on investments, Net							1,185

Comprehensive income						Rs.	2,910,875

Balance as of December 31, 2002	76,515,948	Rs.	382,580	Rs.	10,085,004

Balance as of December 31, 2002		US$	7,970	US$	210,104

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Shares held by a
	Controlled Trust			Accumulated
				Other
	No. of			Comprehensive		Retained		Total Stockholders’
	Shares	Amount		Income		Earnings		Equity

Balance as of March 31, 2002	41,400	Rs.	(4,882)	Rs.	8,227	Rs.	4,986,503	Rs.	15,457,432
Dividends paid							(191,290)		(191,290)
Comprehensive income
Net income							2,857,857		2,857,857
Translation adjustment					51,833				51,833
Unrealized gain on investments, Net					1,185				1,185

Comprehensive income

Balance as of December 31, 2002	41,400	Rs.	(4,882)	Rs.	61,245	Rs.	7,653,070	Rs.	18,177,017

Balance as of December 31, 2002		US$	(102)	US$	1,276	US$	159,439	US$	378,688

     See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Nine months ended December 31,

	2001		2002		2002

Cash flows from operating activities:
Net income	Rs.	3,880,735	Rs.	2,857,857	US$	59,539
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(134,772)		(89,361)		(1,862)
Gain on sale of investments		—		(6,242)		(130)
Depreciation and amortization		683,237		755,071		15,731
(Gain)/loss on sale of property, plant and equipment		6,372		(1,060)		(22)
Equity in loss of affiliates		115,796		82,436		1,717
Exchange (gain)/loss on remeasurement		19,753		(18,944)		(395)
Minority interest		14,801		3,791		79
Changes in operating assets and liabilities:
Accounts receivable		(1,482,691)		77,025		1,605
Inventories		(740,012)		(319,475)		(6,656)
Other assets		(275,867)		(124,290)		(2,589)
Trade accounts payable		332,166		496,124		10,336
Taxes payable		21,730		(106,031)		(2,209)
Other liabilities		399,241		(122,268)		(2,547)

Net cash provided by operating activities		2,840,489		3,484,633		72,597

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(690,278)		(1,056,915)		(22,019)
Proceeds from sale/(expenditure on purchase) of investment securities, net		(107,397)		(51,734)		(1,078)
Expenditure on intangible assets		(12,500)		(38,443)		(801)
Cash paid for acquisition, net of cash acquired		—		(347,684)		(7,243)

Net cash used in investing activities		(810,175)		(1,494,776)		(31,141)

Cash flows from financing activities:
Proceeds from issuance of equity, net of expenses		5,844,695		—		—
Repayments of borrowing from banks, net		(2,418,815)		(57,465)		(1,197)
Repayment of long-term debt		(1,361,189)		(3,881)		(81)
Dividends		(560,556)		(191,290)		(3,985)

Net cash provided by/(used in) financing activities		1,504,135		(252,636)		(5,263)

Effect of exchange rate changes on cash		24,377		25,571		533

Net increase in cash and cash equivalents during the period		3,558,826		1,762,792		36,725
Cash and cash equivalents at the beginning of the period		478,979		5,109,374		106,445

Cash and cash equivalents at the end of the period	Rs.	4,037,805	Rs.	6,872,166	US$	143,170

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	71,665	Rs.	29,474	US$	614
Income taxes		319,000		463,334		9,653
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the period		43,884		81,821		1,705
Non cash investing activities
Consideration loan notes issued on acquisition		—		128,108		2,669

     See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1.	Summary of significant accounting policies

a)	Basis of preparation of financial statements

          The accompanying unaudited interim condensed consolidated financial statements as of December 31, 2002, and for the three months and nine months ended December 31, 2001 and 2002, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2002, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

b)	Interim information

          These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2002. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

c)	Convenience translation

          The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of and for the nine months ended December 31, 2002 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.48.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

2.	Business combinations

          BMS Laboratories Limited (BMS)

          On April 11, 2002, Dr. Reddy’s Laboratories Limited (“DRL” or “the Company”) acquired the entire share capital of BMS and its consolidated subsidiary, Dr. Reddy’s Laboratories (UK) Limited (DRL UK), (formerly Meridian Healthcare Limited), for a total consideration of Rs.644,413 (UK Pounds Sterling 9.16 million). The purchase consideration consists of:

Cash	Rs.	438,216
Loan notes		128,108
Direct acquisition costs		7,739

		574,063
Contingent consideration		70,350

	Rs.	644,413

          At the date of acquisition, the Company has recorded the cost of the acquisition as Rs. 574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. Contingent consideration amounting up to Rs.70,350 is held in an escrow account and is subject to set-off for indemnity claims that may be made by the Company. Therefore, this amount has not been included in the determination of the cost of acquisition, but will be included as purchase consideration upon expiration of the escrow period.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

2.	Business combinations (continued)

          BMS and DRL UK are UK based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the UK generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period April 11, 2002 through December 31, 2002 have been included in the consolidated financial statements of the Company. The purchase cost of Rs.574,063 has been allocated as follows:

Current assets
Cash	Rs.	98,271
Other current assets		269,477
Property, plant and equipment		109,811
Intangibles
Goodwill		10,217
Trademarks		153,189
Customer-related intangibles		106,946
Non-compete arrangements		26,736
Other intangibles		6,859
Other assets		2,327

Total assets		783,833
Liabilities assumed		(209,770)

Purchase cost	Rs.	574,063

          Pro forma information: The table below reflects unaudited pro forma consolidated results of operations as if the above acquisitions had been made at the beginning of the periods presented below.

	Nine months ended December 31,

	2001		2002

Revenues	Rs.	12,708,391	Rs.	13,819,464
Net income		3,883,658		2,855,963
Earnings per equity share:
Basic		51.19		37.33
Diluted		51.19		37.32
Weighted average number of equity shares used in computing earnings per equity share:
Basic		75,867,731		76,515,948
Diluted		75,867,731		76,516,992

          The pro forma consolidated results of operations include adjustments to give effect to amortization of intangibles and certain other adjustments. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

3.	Goodwill and intangible assets

          On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

          As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

3.	Goodwill and intangible assets (continued)

          Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.2,509,732 respectively.

     Acquired and amortized intangible assets:

	As of December 31, 2002

	Gross carrying		Accumulated
	amount		amortization

Trademarks	Rs.	2,522,812	Rs.	1,080,021
Non-compete arrangements		108,462		84,101
Marketing know-how		80,000		80,000
Customer related intangibles		113,851		16,408
Others		7,297		1,030

	Rs.	2,832,422	Rs.	1,261,560

          The aggregate amortization expense for the three months and nine months ended December 31, 2002 was Rs.100,765 and Rs.325,603 respectively.

          Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2003	Rs.	375,080
2004		367,633
2005		327,417
2006		282,693
2007		250,493

          The following table discloses what reported net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill:

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

Net income, as reported	Rs.	1,312,698	Rs.	692,373	Rs.	3,880,735	Rs.	2,857,857
Add: Amortization of goodwill		44,642		—		133,132		—

Net income, as adjusted	Rs.	1,357,340	Rs.	692,373	Rs.	4,013,867	Rs.	2,857,857

Earnings per share: Basic Net income, as reported		17.16		9.05		51.15		37.35
Add: Amortization of goodwill		0.58		—		1.75		—

Net income, as adjusted		17.74		9.05		52.90		37.35

Earnings per share: Diluted Net income, as reported		17.16		9.05		51.15		37.35
Add: Amortization of goodwill		0.58		—		1.75		—

Net income, as adjusted		17.74		9.05		52.90		37.35

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4.	Impairment or disposal of long-lived assets

          Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

          SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

          The Company does not expect any material changes as a result of the adoption of these standards.

5.	Inventories

          Inventories consist of the following:

	As of		As of
	March 31,		December 31,

	2002		2002

Raw materials	Rs.	614,465	Rs.	702,972
Stores and spares		190,922		337,685
Work-in-process		515,958		674,803
Finished goods		872,930		977,461

	Rs.	2,194,275	Rs.	2,692,921

          During the three months ended December 31, 2001 and 2002, and nine months ended December 31, 2001 and 2002, the Company recorded an inventory write-down of Rs.10,980 and Rs.8,053 and Rs.29,664 and Rs.34,849 respectively, resulting from a fall in the market value of certain finished goods and these amounts are included in cost of revenues.

6.	Property, plant and equipment, net

          Property, plant and equipment consist of the following:

	As of		As of
	March 31,		December 31,

	2002		2002

Land	Rs.	137,201	Rs.	176,249
Buildings		1,103,476		1,204,705
Plant and machinery		3,884,526		4,527,466
Furniture, fixtures and equipment		307,487		363,477
Vehicles		95,178		115,266
Computer equipment		191,457		239,396
Capital work-in-progress		513,388		764,314

		6,232,713		7,390,873
Accumulated depreciation and amortization		(2,433,601)		(2,853,441)

	Rs.	3,799,112	Rs.	4,537,432

          Depreciation expense for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002 was Rs.116,830 and Rs.154,554 and Rs.350,267 and Rs.429,468 respectively.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

7.	Commitments and Contingencies

     Capital Commitments: As of March 31, 2002 and December 31, 2002, the Company had committed to spend approximately Rs.821,865 and Rs.357,700 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of such purchases.

     Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the Government of India (“GOI”) has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a “specified product” and fixed the maximum selling price for it. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (“High Court”). The High Court has granted an interim order in favor of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

     In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2002 and December 31, 2002 this excess is estimated at Rs.148,562 and Rs.160,246 respectively.

     While the ultimate outcome of the above mentioned litigation cannot be ascertained at this time, based on current knowledge of the applicable law, management believes that this lawsuit should not have a material adverse effect on the Company’s financial statements or its business operations.

     The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

8.	Segment reporting and related information

a)	Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months		Nine months
	ended December 31,		ended December 31,

	2001	2002	2001	2002

Gastro-intestinal	Rs.334,618	Rs.334,865	Rs.885,861	Rs.997,908
Cardio–vascular	224,128	283,313	859,079	927,447
Anti–infective	276,225	266,830	767,656	839,552
Pain control	246,952	302,363	767,132	971,157
Nutrients	70,819	124,121	310,028	442,496
Others	337,837	332,009	924,357	1,038,117

Revenues from external customers	1,490,579	1,643,501	4,514,113	Rs.5,216,677
Intersegment revenues[1]	56,965	17,272	160,400	82,999
Adjustments[2]	(77,664)	57,461	(142,688)	5,315

Total revenues	Rs.1,469,880	Rs.1,718,234	Rs.4,531,825	Rs.5,304,991

Cost of revenues	Rs.426,051	Rs.588,588	Rs.1,143,725	Rs.1,709,373
Intersegment cost of revenues[3]	90,488	73,063	314,654	281,088
Adjustments[2]	11,160	(45,985)	153,719	22,211

	Rs.527,699	Rs.615,666	Rs.1,612,098	Rs.2,012,672

Gross profit	Rs.1,031,005	Rs.999,122	Rs.3,216,134	Rs.3,309,215
Adjustments[2]	(88,824)	103,446	(296,407)	(16,896)

	Rs.942,181	Rs.1,102,568	Rs.2,919,727	Rs.3,292,319

(1)	Intersegment revenues comprises transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at the cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

     The CODM reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

     An analysis of gross profit for the API segment is given below:

	Three months		Nine months
	ended December 31,		ended December 31,

	2001	2002	2001	2002

Revenues from external customers	Rs.1,269,323	Rs.1,493,353	Rs.3,717,086	Rs.4,417,064
Intersegment revenues[1]	125,448	144,669	495,030	439,541
Adjustments[2]	149,292	(163,074)	(162,262)	109,748

Total revenues	Rs.1,544,063	Rs.1,474,948	Rs.4,049,854	Rs.4,966,353

Cost of revenues	Rs.827,927	Rs.984,262	Rs.2,570,976	Rs.2,909,198
Intersegment cost of revenues	56,965	17,272	160,400	82,999
Adjustments[2]	174,627	16,589	234,054	215,683

	Rs.1,059,519	Rs.1,018,123	Rs.2,965,430	Rs.3,207,880

Gross profit	Rs.509,879	Rs.636,488	Rs.1,480,740	Rs.1,864,408
Adjustments[2]	(25,335)	(179,663)	(396,316)	(105,935)

	Rs.484,544	Rs.456,825	Rs.1,084,424	Rs.1,758,473

(1)	Intersegment revenues comprises transfers to formulations and generics and are accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

USA	Rs.494,306	Rs.589,179	Rs.1,216,045	Rs.1,959,017
India	451,039	416,468	1,254,414	1,466,829
Europe	117,898	59,440	339,017	367,538
Others	464,361	425,237	1,165,890	1,223,688

	1,527,604	Rs.1,490,324	Rs.3,975,366	Rs.5,017,072
Adjustments[1]	16,459	(15,376)	74,488	(50,719)

	Rs.1,544,063	Rs.1,474,948	Rs.4,049,854	Rs.4,966,353

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002 is given below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Ranitidine	Rs.134,517	Rs.101,532	Rs.400,259	Rs.500,674
Naproxen	139,232	118,170	270,773	388,960
Ibuprofen	195,401	105,418	374,407	345,754
Doxazosin mesylate	41,984	24,778	66,097	177,290
Diltiazem	10,155	11,173	25,228	26,742
Ciprofloxacin hydrochloride	192,577	160,127	550,507	608,134
Dextromethorphan	90,163	48,649	198,851	146,639
Enrofloxacin	43,144	21,915	131,484	109,646
Domperidome	29,830	21,459	120,991	101,964
Lansoprazole	21,080	20,253	80,933	64,393
Losartan potassium	28,881	32,918	95,719	95,275
N-methyl-4-chloro piperidine	845	—	70,522	—
Norfloxacin	21,499	4,411	65,721	21,259
Tizanidine hydrochloride	3,541	66	8,299	141,523
Clopidogrel bisulphate	11,821	21,874	39,057	75,545
Nizatidine	81,677	249,885	81,677	580,840
Pantoprazole	34,925	15,760	34,925	54,801
Terbinafine	12,697	21,313	49,012	83,981
Olanzapine form-1	1,288	917	26,986	56,031
Ramipril BP	16,489	20,461	74,035	51,341
Sertraline hydrochloride	16,679	54,030	91,679	126,535
Sparfloxacin	141,831	36,858	278,614	141,866
Others	273,807	382,981	914,078	1,067,160

	Rs.1,544,063	Rs.1,474,948	Rs.4,049,854	Rs.4,966,353

     Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001.

     An analysis of gross profit for the generics segment is given below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Revenues	Rs.1,276,014	Rs.997,464	Rs.3,533,000	Rs.3,088,559
Less:
Cost of revenues	119,466	166,584	228,947	577,237
Intersegment cost of revenues[1]	34,960	71,606	180,376	158,453

	154,426	238,190	409,323	735,690

Gross profit	Rs.1,121,588	Rs.759,274	Rs.3,123,677	Rs.2,352,869

(1)	Intersegment cost of revenues comprises transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Revenues	Rs.93,619	Rs.126,382	Rs.313,301	Rs.338,319
Cost of revenues	43,093	54,216	144,480	161,821

Gross profit	50,526	72,166	168,821	176,498
Employee costs	10,550	13,100	27,992	38,813
Other selling, general and administrative expenses	38,122	24,864	113,082	74,030
Other income, net	(1,188)	(61)	(1,638)	(239)

Net income / (loss)	Rs.3,042	Rs.34,263	Rs.29,385	Rs.63,894

     Drug discovery

     The Company is involved in drug discovery through Dr. Reddy’s Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. No revenues were derived from this segment during the three months ended December 31, 2002 and the nine months ended December 31, 2002. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Revenues	Rs.124,757	—	Rs.124,757	—
Drug discovery expenses	Rs.140,784	Rs.86,164	Rs.300,638	Rs.327,534

     Reconciliation of segment information to entity total

	Three months ended		Three months ended
	December 31, 2001		December 31, 2002

	Revenues	Gross profit	Revenues	Gross profit

Formulations	Rs.1,469,880	Rs.942,181	Rs.1,718,234	Rs.1,102,568
Active pharmaceutical ingredients and intermediates	1,544,063	484,544	1,474,948	456,825
Generics	1,276,014	1,121,588	997,464	759,274
Diagnostics, critical care and biotechnology	93,619	50,526	126,382	72,166
Drug discovery	124,757	124,757	—	—
Others	67,498	36,183	30,758	(22,291)

	Rs.4,575,831	Rs.2,759,779	Rs.4,347,786	Rs.2,368,542

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

	Nine months ended		Nine months ended
	December 31, 2001		December 31, 2002

	Revenues	Gross profit	Revenues	Gross profit

Formulations	Rs.4,531,825	Rs.2,919,727	Rs.5,304,991	Rs.3,292,319
Active pharmaceutical ingredients and intermediates	4,049,854	1,084,424	4,966,353	1,758,473
Generics	3,533,000	3,123,677	3,088,559	2,352,869
Diagnostics, critical care and biotechnology	313,301	168,821	338,319	176,498
Drug discovery	124,757	124,757	—	—
Others	140,350	70,783	109,955	(53,638)

	Rs.12,693,087	Rs.7,492,189	Rs.13,808,177	Rs.7,526,521

b)	Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

India	Rs.1,502,074	Rs.1,560,221	Rs.4,598,942	Rs.5,172,546
USA	1,753,553	1,326,886	4,706,862	4,561,595
Europe	125,479	322,624	361,710	942,807
Russia and other countries of the former Soviet Union	422,696	569,451	1,199,491	1,537,087
Others	772,029	568,604	1,826,082	1,594,142

	Rs.4,575,831	Rs.4,347,786	Rs.12,693,087	Rs.13,808,177

c)	Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of	As of
	March 31,	December 31,

	2002	2002

India	Rs.3,724,535	Rs.4,327,792
USA	35,790	52,214
Europe	3,602	117,566
Russia and other countries of the former Soviet Union	34,574	38,715
Others	611	1,145

	Rs.3,799,112	Rs.4,537,432

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Segment reporting and related information (continued)

d)	Major customers

     Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. The Company initially invoices PAR at its cost and thereafter recovers a percentage of the profits earned by PAR (calculated by reference to a specified formula) from further sale of the products. As of December 31, 2001 and 2002, receivables from PAR under this arrangement were Rs. 1,183,437 and Rs.706,095 respectively, representing 30.2% and 18.5% of the total receivables of the Company respectively. During the three months ended December 31, 2001 and 2002 and for the nine months ended December 31, 2001 and 2002, revenues under this arrangement aggregated Rs.1,265,971, Rs.1,593,543, Rs.3,163,549 and Rs.3,563,384 respectively, which represents 27.7%, 36.7%, 24.9% and 25.8% of the total revenues of the Company respectively.

9.	Earnings Per Share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Basic earnings per equity share – weighted average number of equity shares outstanding	76,485,136	76,515,948	75,867,731	76,515,948
Effect of dilutive equivalent shares – stock options outstanding	—	—	—	1,044
Diluted earnings per equity share – weighted average number of equity shares outstanding	76,485,136	76,515,948	75,867,731	76,516,992

10.	Recent accounting pronouncements

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

     Adoption of SFAS No. 143 will not have a significant impact on the consolidated financial statements of the Company.

     In April 2002, FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Recent accounting pronouncements (continued)

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is evaluating the impact of SFAS No. 146 on its consolidated financial statements.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     The standard is effective for financial statements for fiscal years ending after December 15, 2002 and the disclosure amendments are effective for condensed financial statements for interim periods beginning after December 15, 2002. The company is evaluating the impact on its consolidated financial statements and will adopt the disclosure requirements for financial statements beginning January 1, 2003.

OPERATING AND FINANCIAL REVIEW

Quarter ended December 31, 2002 compared to Quarter ended December 31, 2001

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our current Form 20-F on file with the SEC. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Revenues

     Revenues decreased by 5.0% to Rs. 4,347.8 million for the quarter ended December 31, 2002 from Rs. 4,575.8 million for the quarter ended December 31, 2001, primarily due to a decrease in revenues from generic formulations and drug discovery. For the quarter ended December 31, 2002, we received 30.5% of our revenues from the United States of America, 35.9% from India, 13.1% from Russia and other former Soviet Union countries, 7.4% from Europe and 13.1% from other countries. Sales in the United States decreased by 24.3% to Rs. 1,326.9 million for the quarter ended December 31, 2002 from Rs. 1,753.6 million for the quarter ended December 31, 2001. The decline in sales in the United States was the result of a decline in both volume of sales and price of 40mg fluoxetine capsules due to increased competition from the two competitors who entered this market following expiration of our 180-day marketing exclusivity on January 29, 2002. Sales to Russia and other former Soviet Union countries increased by 34.8% to Rs. 569.5 million for the quarter ended December 31, 2002 from Rs. 422.6 million for the quarter ended December 31, 2001. Sales to Europe increased by 157.1% to Rs. 322.6 million for the quarter ended December 31, 2002 from Rs. 125.5 million for the quarter ended December 31, 2001. Sales in India increased by 3.9% to Rs. 1,560.2 million for the quarter ended December 31, 2002 from Rs. 1,502.1 million for the quarter ended December 31, 2001.

     We made allowances for sales returns of Rs. 21.3 million and Rs. 22.3 million for the quarter ended December 31, 2002 and the quarter ended December 31, 2001, respectively.

     Formulations. For the quarter ended December 31, 2002, we received 39.5% of our total revenues from this segment compared to 32.1% for the quarter ended December 31, 2001. Revenues from this segment increased by 16.9% to Rs. 1,718.2 million for the quarter ended December 31, 2002 from Rs. 1,469.9 million for the quarter ended December 31, 2001.

     Sales in India constituted 60.5% of our total formulations sales for the quarter ended December 31, 2002 and 64.7% for the quarter ended December 31, 2001. Sales of formulations in India increased by 9.3% to Rs. 1,039.3 million for the quarter ended December 31, 2002 from Rs. 951.3 million for the quarter ended December 31, 2001. Among our existing brands, the overall increase in sales was primarily due to increased sales of Omez, our brand of omeprazole, Stamlo Beta, our brand of amlodipine besylate and atenolol, Enam, our brand of enalapril maleate and Gaity, our brand of gatifloxacin. This was offset by a decrease in revenues from Ciprolet, our brand of ciprofloxacin and Antoxid, our brand of anti-oxidants. New products launched in the quarter include Torq, our brand of tolterodine, McRofy Gel, our brand of rofecoxib gel and Gaity infusion, our brand of gatifloxacin.

     Sales outside India increased by 30.9% to Rs. 678.9 million for the quarter ended December 31, 2002 from Rs. 518.6 million for the quarter ended December 31, 2001. Sales of formulations to Russia constituted 64.5% of our formulation sales outside India for the quarter ended December 31, 2002 and 64.5% for the quarter ended December 31, 2001. Sales of formulations to Russia increased by 30.9% to Rs. 437.8 million for the quarter ended December 31, 2002 from Rs. 334.5 million for the quarter ended December 31, 2001. Nise Tabs, our brand of nimesulide, Omez, our brand of omeprazole, Ciprolet, our brand of ciprofloxacin and Ketorol, our brand of ketorolac tromethamine, contributed to the increase of sales outside India.

     Active Pharmaceutical Ingredients and Intermediates. For the quarter ended December 31, 2002 we received 33.9% of our total revenues from this segment, compared to 33.8% for the quarter ended December 31, 2001. Revenues in this segment decreased by 4.5% to Rs. 1,475.0 million for the quarter ended December 31, 2002 from Rs. 1,544.1 million for the quarter ended December 31, 2001.

     During the quarter ended December 31, 2002, sales in India constituted 27.2% of our revenue from this segment compared to 30.3% for the quarter ended December 31, 2001. Sales in India decreased by 14.2% to Rs. 401.1 million for the quarter ended December 31, 2002 from Rs. 467.5 million for the quarter ended December 31, 2001. The decrease in domestic revenues was primarily due to a decrease in prices and reduction in volumes of sparfloxacin. This was partially offset by a rise in sales volume of ciprofloxacin and gatifloxacin.

     Sales outside India decreased by 0.3% to Rs. 1,073.9 million for the quarter ended December 31, 2002 from Rs. 1,076.6 million for the quarter ended December 31, 2001. Sales in the United States increased by 19.2% to Rs. 589.2 million for the quarter ended December 31, 2002 from Rs. 494.3 million for the quarter ended December 31, 2001, principally as a result of increased sales of nizatidine and sertraline HCl. Sales in Europe decreased by 49.6% to Rs. 59.4 million for the quarter ended December 31, 2002 from Rs. 117.9 million for the quarter ended December 31, 2001 on account of a decrease in sales volumes of domperidone maleate and doxazosin mesylate.

     Generics. For the quarter ended December 31, 2002, we received 22.9% of our total revenues from this segment compared to 27.9% for the quarter ended December 31, 2001. Revenues decreased by 21.8% to Rs. 997.5 million for the quarter ended December 31, 2002 from Rs. 1,276.0 million for the quarter ended December 31, 2001. The decrease in revenue was principally as a result of the decline in sales of Fluoxetine 40mg capsules to Rs. 357.4 million from Rs. 1,177.2 million, for which our 180-day marketing exclusivity commenced on August 2, 2001 and expired on January 29, 2002. The decrease in revenues was partially offset by revenues from the UK market, which contributed 24.2% as well as Tizanidine tablets in the US. Omeprazole, which was launched in UK during the quarter ended December 31, 2002, contributed 43.3% to the revenues from this market.

     Diagnostics, Critical Care and Biotechnology. For the quarter ended December 31, 2002, we received 2.9% of our total revenues from this segment compared to 2.0% for the quarter ended December 31, 2001. Revenues in this segment increased by 35.0% to Rs. 126.3 million for the quarter ended December 31, 2002 from Rs. 93.6 million for the quarter ended December 31, 2001.

     Revenues in this segment increased primarily due to increased sales of our critical care division products by 41.2% to Rs. 72.7 million for the quarter ended December 31, 2002 from Rs. 51.5 million for the quarter ended December 31, 2001. This was primarily due to increased sales of Mitotax, our brand of paclitaxel, Docetere, our brand of docetaxel and Cytogem, our brand of gemcitabine. Sales from our biotechnology products increased by 166.2% to Rs 19.7 million for the quarter ended December 31, 2002 from Rs. 7.4 million for the quarter ended December 31, 2001. This increase was due to an increase in the volume of sales of Grastim, our brand of filgrastim. This increase was partially offset by a decrease in sales of our diagnostics products by 2.3% to Rs. 33.9 million for the quarter ended December 31, 2002 from Rs. 34.7 million for the quarter ended December 31, 2001. This was primarily due to a decrease in the volume of sales of our HIV Spot 20 test kits.

     Drug Discovery. In the quarter ended December 31, 2002 we did not receive any revenue from this segment, as compared to Rs. 124.8 in the quarter ended December 31, 2001. This consisted of Rs. 107.8 million as a milestone payment from Novo Nordisk as part of our licensing agreement for the molecule DRF 2725. The remaining revenue of Rs. 17.0 million was attributable to recognition of proportionate upfront license fees.

     Others. Revenues from our other businesses constituted an insignificant portion of our total revenues for the quarters ended December 31, 2002 and December 31, 2001.

Cost of Revenues

     Cost of revenues increased by 9.0% to Rs. 1,979.2 million for the quarter ended December 31, 2002 from Rs. 1,816.1 million for the quarter ended December 31, 2001, principally as a result of the decline in the sales of 40mg fluoxetine capsules, for which our 180-day marketing exclusivity commenced on August 2, 2001 and expired on January 29, 2002. Cost of revenues as a percentage of total revenues was 45.5% for the quarter ended December 31, 2002 compared to 39.7% for the quarter ended December 31, 2001.

     Formulations. Cost of revenues in this segment decreased to 35.8% of this segment’s revenues for the quarter ended December 31, 2002 compared to 35.9% for the quarter ended December 31, 2001. The cost was consistent due to the overall product and geographic mix.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment increased to 69.0% of this segment’s revenues for the quarter ended December 31, 2002 compared to 68.6% for the quarter ended December 31, 2001. The increase in the cost of revenues as a percentage of revenues was due to decreased prices in this segment, which were partially offset by increased volumes of high margin products like nizatidine and sertraline.

     Generics. Cost of revenues in this segment increased to 23.9% of this segment’s revenues for the quarter ended December 31, 2002 compared to 12.1% of this segment’s revenue for the quarter ended December 31, 2001. Cost of revenues increased by 54.3% to Rs. 238.2 million for the quarter ended December 31, 2002 from Rs. 154.4 million for the quarter ended December 31, 2001. Cost of revenues as a percentage of sales was very low for the quarter ended December 31, 2001 as a result of the sale of 40mg fluoxetine capsules, for which our 180-day marketing exclusivity commenced on August 2, 2001 and expired on January 29, 2002.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased to 42.9% of this segment’s revenues for the quarter ended December 31, 2002 compared to 46.0% for the quarter ended December 31, 2001. This was primarily due to an increase in exports as a percentage of total revenues.

Gross Profit

     Our gross profit decreased by 14.2% to Rs. 2,368.5 million for the quarter ended December 31, 2002 from Rs. 2,759.8 million for the quarter ended December 31, 2001. Gross margin was 54.5% for the quarter ended December 31, 2002 compared to 60.3% for the quarter ended December 31, 2001.

     Gross margin of the formulations segment increased to 64.2% for the quarter ended December 31, 2002 compared to 64.1% in the quarter ended December 31, 2001. The gross margin for the active pharmaceutical ingredients segment decreased to 31.0% for the quarter ended December 31, 2002 compared to 31.4% for the quarter ended December 31, 2001. The gross margin for the generics segment decreased to 76.1% for the quarter ended December 31, 2002 compared to 87.9% for the quarter ended December 31, 2001, principally as a result of the decline in volume of sales and price of 40mg fluoxetine capsules, for which our 180-day marketing exclusivity commenced on August 2, 2001 and expired on January 29, 2002. The gross margin for the diagnostics, critical care and biotechnology segment increased to 57.1% for the quarter ended December 31, 2002 compared to 54.0% for the quarter ended December 31, 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenditure as a percentage of total revenues was 30.5% for the quarter ended December 31, 2002 compared to 20.2% for the quarter ended December 31, 2001. Selling, general and administrative expenses increased by 43.2% to Rs. 1,324.7 million for the quarter ended December 31, 2002 from Rs. 925.0 million for the quarter ended December 31, 2001. This increase was largely due to an increase in employee cost, and legal and consultancy expenses and foreign exchange loss as against foreign exchange gain in the quarter ended December 31, 2001. Employee costs have increased by 31.1% to Rs. 302.5 million for the quarter ended December 31, 2002 from Rs. 230.7 million for the quarter ended December 31, 2001, primarily due to recruitments at our subsidiaries. Foreign exchange loss was Rs. 36.3 million for the quarter ended December 31, 2002 compared to a foreign exchange gain of Rs. 59.7 million for the quarter ended December 31, 2001. We incurred foreign exchange loss on our export debtors and U.S. dollar deposits as a result of an appreciation of the Indian rupee against the U.S. dollar in the quarter ended December 31, 2002 as against a depreciation of the Indian rupee against the U.S. dollar in the quarter ended December 31, 2001. Legal and consultancy expenses increased on account of Abbreviated New Drug (ANDA) filings with the United States Food and Drug Administration (FDA), the cost of defending patent cases in the United States and matters relating to drug discovery.

Research and Development Expenses

     Research and development costs increased by 33.8% to Rs. 315.4 million for the quarter ended December 31, 2002 from Rs. 235.8 million for the quarter ended December 31, 2001. The increase was primarily due to increased in-house research activities at our research facilities based at Hyderabad, India and Atlanta, Georgia in the United States. Further, increased expenses on biostudies also contributed to higher research and development expenses.

Amortization Expenses

     Amortization expenses decreased by 7.9% to Rs. 100.8 million for the quarter ended December 31, 2002 from Rs. 109.4 million for the quarter ended December 31, 2001. This decline was primarily due to the adoption of SFAS No.142 by us, as a result of which goodwill is not amortized but is instead tested for impairment.

Operating Income

     Our operating income decreased by 57.9% to Rs. 627.6 million for the quarter ended December 31, 2002 from Rs. 1,489.6 million for the quarter ended December 31, 2001. Operating income as a percentage of total revenue was 14.4% for the quarter ended December 31, 2002 compared to 32.6% for the quarter ended December 31, 2001.

Other Expenses / Income, Net

     For the quarter ended December 31, 2002 our income from other sources was Rs. 166.9 million compared to Rs. 42.4 million for the quarter ended December 31, 2001. This was primarily due to increase in interest income on fixed deposits made out of funds from operations.

Equity in Loss of Affiliates

     Our equity in the loss of our affiliates decreased to Rs. 19.7 million for the quarter ended December 31, 2002 from Rs. 37.1 million for the quarter ended December 31, 2001. This was primarily a result of the decrease in loss recognition on the investment made in Pathnet India Private Limited (Pathnet), our joint venture with Gribbles Pathology, Australia. Loss recognition in Pathnet has decreased by Rs. 14.7 million to Rs. 3.1 million for the quarter ended December 31, 2002 from Rs. 17.8 for the quarter ended December 31, 2001. Our investment in Pathnet amounted to Rs. 64.3 million and the loss recognition amounted to Rs 61.2 up to September 30, 2002. We had an increase in the loss recognized from Kunshan Rotam Reddy Pharmaceutical, our joint venture in China, to Rs. 16.6 million for the quarter ended December 31, 2002 from Rs. 14.5 million for the quarter ended December 31, 2001.

Income before Income Taxes and Minority Interest

     Income before income taxes and minority interest decreased by 48.2% to Rs. 774.8 million for the quarter ended December 31, 2002 from Rs. 1,494.9 million for the quarter ended December 31, 2001. As a percentage of revenues, income before income taxes and minority interest was 17.8% of revenues for the quarter ended December 31, 2002 compared to 32.7% of revenues for the quarter ended December 31, 2001.

Income Tax Benefit / Expense

     Our effective tax rate was 12.2% and 10.6% for the quarters ended December 31, 2001 and 2002 respectively. The decrease was primarily a result of the increased composition of exempt income in the quarter ended December 31, 2002 as compared to the quarter ended December 31, 2001 and the tax effect of the incremental deduction allowed for research and development expenses. The decrease has been offset to an extent by an increase in enacted tax rate from 35.70% to 36.75% for the quarters ended December 31, 2001 and December 31, 2002 respectively.

Minority Interest

     We did not have any loss attributable to minority interest for the quarter ended December 31, 2002, as compared to Rs. 0.3 million for the quarter ended December 31, 2001. Minority interest for the quarter ended December 31, 2001 pertained to loss allocated to the 12.9% minority shareholders of the former American Remedies Limited (ARL) that we did not own. There was no minority interest pertaining to ARL for the quarter ended December 31, 2002 as a result of our acquisition of the entire stake of minority shareholders in ARL in October 2001.

Net Income

     Our net income decreased by 47.3% to Rs. 692.4 million for the quarter ended December 31, 2002 from Rs. 1,312.7 million for the quarter ended December 31, 2001. Net income as a percentage of total revenue decreased to 15.9% for the quarter ended December 31, 2002 from 28.7% for the quarter ended December 31, 2001.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application were discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2002.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast, and the best estimates require adjustments as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

•	allowances for sales returns;

•	the useful life of property, plant and equipment;

•	impairment of long-lived assets and certain identifiable intangibles;

•	our future obligations under employee retirement and benefit plans; and

•	allowances for doubtful accounts receivable.

     We depreciate property, plant and equipment over the estimated useful life using the straight-line method. Estimates of useful life are subject to changes in economic environment and under different assumptions or conditions. Long-lived assets and certain identifiable intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide for gratuity, a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     We estimate sales returns and provide for them in the period of sales. We make such allowances based on historical trends. We believe that we have the ability to make a reasonable estimate of the amount of future returns due to the large volume of homogeneous transactions and historical experience with similar types of sales of products. The actual returns may and do differ from the allowances made.

     We make allowances for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses on account of doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

Revenue Recognition

     Product Sales

     We recognize revenue when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally the stockists or formulations manufacturers, and when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the price to the buyer is fixed and determinable; and

•	collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally on shipment of products.

     License Fees

     Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned in the proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement.

     Services

     Revenue from services is recognized according to the terms of the contracts when the services are performed.

     Foreign Currency Transactions

     Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains and losses are included in statement of income.

     Research and Development

     We capitalize capital expenditures incurred on research and development related equipment and facilities where such equipment has alternative future uses. We expense revenue expenditure as it is incurred.

     Principles of Consolidation

     Our consolidated financial statements include the financial statements of DRL, all of its subsidiaries that are more than 50% owned and controlled and Dr. Reddy’s Research Foundation (“Research Foundation”), a special purpose entity that is funded by and carries out research activities on behalf of and for our benefit. All material intercompany balances and transactions and intercompany profits are eliminated on consolidation.

     We account for investments by the equity method of accounting where we believe we are able to exercise significant influence over the operating and financing policies of the investee. Where we believe the Company, acting on its own, does not have control over the board or is not in a position to take any significant operating decisions and other partners have significant participating rights we account for our interest by the equity method even though our interest exceeds 50%.

     Income Taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. The ultimate outcome of the deferred tax asset realized and the reduction in deferred tax liability may be different from those recorded, as influenced by potential changes in income-tax laws in the tax jurisdictions we operate. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the statement of income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     Litigation

     We are involved in various lawsuits, claims, investigations and proceedings, including ANDA filings and other patent and commercial matters, which arise in the ordinary course of our business. We evaluate specific risks based on conditions at the balance sheet date.

Liquidity and Capital Resources

     We have primarily financed all our operations through cash flows generated from operations and to a lesser extent through working capital borrowings. The liquidity and capital requirements are affected by many factors some of which are based on the normal ongoing operations of our business and some of which arise from uncertainties related to global economics. Our principal liquidity and capital needs are for making investments, purchase of property, plant and equipment, for regular business operations and drug discovery.

     Our external sources of funds for working capital or for purchase of capital goods are from banks and financial institutions. In our opinion, the current available surpluses are more than sufficient to meet the working capital requirements for our operations. In fiscal 2002, we reduced our liabilities by Rs.3,622.7 million, thereby reducing our interest outflows substantially. Consequently, we may have to fund acquisitions and significant drug discovery activities through borrowings from banks or financial institutions on exhaustion of available ADS offering proceeds and surpluses generated from operations. A group of fourteen banks including The State Bank of India, Bank of Baroda, Citibank and HDFC Bank have given firm commitments to lend us up to $50,000,000 for acquisitions and/or the establishment of marketing operations and for drug discovery and development.

     With regard to our subsidiaries, there are no legal or economic restrictions for the transfer of funds between subsidiaries or for transfer of funds in form of cash dividends, loans or advances.

     The maturities for borrowings, which are short term in nature, vary from one month to about one year. With respect to our long-term debt, the maturity dates range from four to ten years. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. The entire debt, except for short-term working capital loans from banks, is at fixed rates of interest. Cash and cash equivalents are held in Indian rupees, US dollars, pounds sterling, Singapore dollars, Brazilian reals, Euros, Netherlands guilders, Russian roubles, Chinese yuans and Hong Kong dollars.

     As of March 31, 2002 and December 31, 2002, we had committed to spend approximately Rs.821.9 million and Rs.357.7 million respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases. The commitments include Rs.128.1 million allocated to notes payable towards the balance of the consideration for the acquisition of BMS Laboratories Limited and Dr. Reddy’s Laboratories (UK) Limited (DRL UK, formerly Meridian Healthcare Limited).

Treasury policies

     Our Corporate Treasury seeks to reduce or eliminate financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. We operate within the policies and procedures that are in line with overall corporate objectives and business goals.

     The following table summarizes our statements of cash flows for the periods presented:

	Nine Months Ended December 31,

	2001	2002	2002

	(Rs. in millions, US$ in thousands)
Net income	Rs.3,880.7	Rs. 2,857.9	US$59,539
Net cash provided by /(used in):
Operating activities	2,840.5	3,484.6	72,597
Investing activities	(810.2)	(1,494.8)	(31,141)
Financing activities	1,504.1	(252.6)	(5,263)
Effect of exchange rate changes on cash	24.4	25.6	533

Net increase in cash and cash equivalents	Rs.3,558.8	Rs.1,762.8	US$36,725

Cash Flow From Operating Activities

     Cash flow from operating activities for the nine months ended December 31, 2002 amounted to Rs.3,484.6 million, which was primarily attributable to net income after adjusting for amortization, depreciation and increase in trade accounts payable. These were offset to some extent by a decrease in other liabilities, increase in accounts receivable, increase in inventories and increase in other assets.

     Accounts receivable increased during the nine months ended December 31, 2002. The collection period of accounts receivable after provision for bad debts was at 76 days of sales in the nine months ended December 31, 2002, based on our average daily product sales for the nine months ended December 31, 2002 compared to 85 days of sales in the nine months ended December 31, 2001, based on our average daily product sales for the nine months ended December 31, 2001. Higher inventories were on account of anticipated sales based on forecasts.

Cash Flow From Investment Activities

     Cash used in investment activities was Rs.1,494.8 million in the nine months ended December 31, 2002, primarily due to the expenditure on property, plant and equipment and acquisitions made during the nine months ended December 31, 2002. Expenditure on property, plant and equipment amounted to Rs.1,056.9 million for the nine months ended December 31, 2002. Cash paid for acquisitions, net of cash acquired, was Rs.347.7 million for the nine months ended December 31, 2002.

Cash Flow From Financing Activities

     Cash used for financing activities for the nine months ended December 31, 2002 was Rs.252.6 million primarily on account of payment of dividends in the amount of Rs.191.3 million and repayment of borrowing from the bank in the amount of Rs.57.5 million.

     The following table provides a list of our principal debts outstanding as of December 31, 2002:

	Principal Amount		Interest Rate

	( in millions)
Debt
Working capital loans	Rs.45.0	US$0.9	11%
Long term loan	190.0	4.0	2%-14%

Total	235.0	US$4.9

Legal Proceedings

Amlodipine Maleate

     On December 17, 2002, the United States District Court for the District of New Jersey granted our motion to dismiss Pfizer Inc.’s complaint against us on the grounds that the patent term extension granted to Pfizer for its amlodipine besylate product (Norvasc®) does not cover our amlodipine maleate. Pfizer has appealed this decision. Pfizer has also filed a citizen petition with the FDA requesting that the FDA not approve 505(b)(2) New Drug Applications (NDA) for amlodipine maleate.

     On October 21, 2002, the FDA determined that our NDA for amlodipine maleate is “Approvable.” Final approval of the NDA is contingent upon the successful completion of ongoing discussions with the FDA regarding matters relating to specific chemistry manufacturing controls and product labeling. Subject to these contingencies, we expect to launch amlodipine maleate on August 26, 2003.

Nimesulide

     During the third week of December, 2002 SOCIAL JURIST, a lawyer’s group, filed a Public Interest Litigation (PIL) before the High Court of Delhi against the Union of India and the Drug Controller General of India alleging, among other things, that Nimesulide has harmful side effects, and contending that Nimesulide and its combinations need to be banned in India. SOCIAL JURIST named us and two other companies engaged in the manufacture of Nimesulide and its combinations as respondents.

     We and the other respondent companies are contending that the PIL is not maintainable and have filed our replies. At this time, we do not know when this matter will be heard, but we expect that the litigation will take some time before it is finally disposed off.

Trend Information

     Active Pharmaceutical Ingredients and Intermediates. Extensive competition in the less regulated markets and Indian market coupled with competition from China is continuing to have an impact on our growth of revenues and the margins in this segment. We anticipate that this competition will continue. In the United States, we intend to continue to target active pharmaceutical ingredients that are coming off patent in the next five years.

     Formulations. The Indian pharmaceutical industry is currently growing at the annual rate of 8.3% according to the December 2002 moving annual total published by Operational Research Group. We expect to perform above the industry growth rate.

     Generics. The success of our existing generics products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. We expect that we will continue to expand our ANDA pipeline.

     Diagnostics, Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.

Recent Developments

Agreement for acquisition of OAO BIOMED stake in OOJV Reddy Biomed Ltd.

     In October 2002, we entered into an agreement to acquire shares representing a 24% equity interest held by OAO BIOMED in the Joint Venture Company Reddy Biomed Russia for US$ 67,200. In connection with this agreement, on January 9, 2003, we applied to the Anti-monopoly Authorities in Russia for approval of this transaction, which is a prerequisite to the consummation of the transaction contemplated by the agreement. We expect a response from the Anti-monopoly Authorities in approximately thirty to forty-five days.

Voluntary winding up of Reddy Pharmaceutical Singapore Pte. Ltd.

     Reddy Antilles NV, at its Extra Ordinary General Meeting held on December 30, 2002, passed a resolution for the voluntary winding up of Reddy Pharmaceuticals Singapore Pte. Ltd. Reddy Antilles NV has also filed the necessary documents with the office of the Registrar of Companies and Business under the Companies Act of Singapore seeking approval of the winding-up of Reddy Pharmaceuticals Singapore Pte. Ltd.

     After the approval of the Registrar of Companies and Business under the Companies Act of Singapore, this step-down subsidiary will be wound up and will cease to exist. We believe that the usefulness of this subsidiary has expired as a result of the liberalization of the economy. We believe that this decision will not have any impact on our business.

Novartis Exclusive License Agreement

     On January 23, 2003, Novartis Pharma AG, Switzerland (Novartis) announced that it would discontinue further development of DRF 4158, which we licensed to Novartis pursuant to an Exclusive License Agreement dated May 29, 2001. Under the terms of this license agreement, Novartis has the right to an additional development compound that is a dual acting insulin sensitizer. Novartis intends to continue its collaboration with us for that additional dual acting insulin sensitizer compound. The terms and conditions of the license agreement remain unchanged. We will independently assess all data on DRF 4158. We also intend to conduct additional pre-clinical studies to determine the appropriate development path for DRF 4158.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

By: /s/ V S Vasudevan

(Signature)*
V S Vasudevan
Chief Financial Officer

Date: January 28, 2003

* Print the name and title of the signing officer under his signature.